EXHIBIT 97.1

POLICY ON CLAWBACK OF EXCESS INCENTIVE COMPENSATION

1.	POLICY

This policy regulates the clawback by Embraer S.A. (“Embraer” or “Company”) of excess incentive compensation based on the results of the Company, in the event of certain restatements of financial statements, pursuant to the accounting rules applicable to the Company or other equivalent accounting rules that may apply to the Company (this “Clawback Policy”).

This Clawback Policy is intended to comply with the applicable listing regulations of the New York Stock Exchange that are expected to be implemented pursuant the newly-adopted clawback rules under the U.S. Securities Exchange Commission (SEC) and will be interpreted in accordance therewith.

2.	APPLICABILITY

This Clawback Policy applies to all executive officers (diretores estatutários) of the Company (current or former) (as defined under Rule 16a-1(f) of the Exchange Act) who received Excess Incentive Compensation (as defined below) during the Recoupment Period (as defined below) (such individuals, the “Executive Officers”).

In addition to the Executive Officers, additional officers and employees of the Company who execute an Accession Agreement with respect to this Clawback Policy shall also be subject to this Clawback Policy (such individuals, the “Additional Officers” and together with the Executive Officers, are referred to herein as the “Covered Executives”); provided that, with respect to the Additional Officers, the Board of Directors may determine whether it is appropriate to seek recoupment in its discretion. The Covered Executives will be asked to execute an Accession Agreement to acknowledge, among other things, the existence of this Clawback Policy and their obligations to return or otherwise repay any Excess Incentive Compensation in accordance with the terms herein contained is this policy.

The Board of Directors of the Company will be responsible for preparing and maintaining a list of the Covered Executives and updating such list, from time to time, and submitting such list to the People and ESG Committee for validation as appropriate.

3.	RECOUPMENT/CLAWBACK

In the event of a Restatement (as defined below), the Board of Directors shall require an Executive Officer (and may require an Additional Officer, if determined to be appropriate in its discretion) to reimburse, repay or forfeit any Excess Incentive Compensation earned by such Covered Officer at any time during the three completed fiscal years immediately preceding a Restatement Determination (as defined below) (such period, the “Recoupment Period”).

“Excess Incentive Compensation” means, as determined on a pre-tax basis, that amount of Incentive Compensation that was received by the Covered Officer during the applicable fiscal period based on the incorrectly reported financial results of the Company, over the Incentive Compensation that would have been earned by the Covered Officer if such amount(s) had been determined based on the financial results of the Company set forth or reflected in the Restatement, in each case, as determined by the Board. If the Board cannot reasonably determine the amount of Excess Incentive

Compensation received by the Covered Officer based on the information set forth or reflected in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement on the Company.

“Incentive Compensation” means any cash, equity-based or equity-linked compensation to the extent the amount is paid, earned, vested or granted based wholly or in part on the attainment of financial reporting measures (including stock price or total shareholder return).

“Restatement” means an accounting restatement of the financial statements of the Company included in a filing by the Company with the Securities and Exchange Commission in order to (i) correct an error in the Company’s previously issued financial statements that is material to those previous financial statements or (ii) correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Restatement Determination” means the earlier to occur of (i) the date the Company’s Board of Directors, committee and/or management concludes (or reasonably should have concluded) that a Restatement is required or (ii) the date a regulator, court or other legally authorized entity directs the Company to prepare a Restatement of a previously issued financial statement.

It is incumbent on the Board of Directors of the Company, with the advice of the People and ESG Committee, to review and make a final determination as to whether a type of compensation constitutes Incentive Compensation.

The Board of Directors (i) will determine the calculation of any Excess Incentive Compensation; and (ii) will arrange for such excess amount to be repaid to the Company. In the event it is not possible to accurately determine such excess amount, the recoverable amount will be determined based on a reasonable estimate of the effect of Restatement made by the People and ESG Committee. The Board of Directors will be in charge of reviewing and implementing the structure that will best accomplish recovery, on a case by case basis. The Board will take all action required to effect recovery, including, where appropriate, by causing a subsidiary to take action to ensure recovery.

5.	ADMINISTRATION OF CLAWBACK POLICY

Administration of this Clawback Policy is incumbent on the Board of Directors of Embraer, with the assistance of the People and ESG Committee. Any determinations made by the Board of Directors (or the People and ESG Committee, as applicable) shall be final and binding on all affected individuals.

The Board of Directors of the Company will give due regard for applicable laws and regulations, and the internal rules of the Company when administering this Clawback Policy.

This Clawback Policy is subject to modification for any and all reasons (particularly, to adjust this Policy to changes in laws and regulations or the interpretation thereof), as the Board of Directors may deem necessary or appropriate, with the modified Clawback Policy to be incorporated by reference to all Accession Agreements executed after such modification.

Notwithstanding anything set forth herein to the contrary, the Company shall not be required to seek recovery of compensation under this Clawback Policy (i) if the Company reasonably determines that the direct expenses to be paid to a third party to recover the Excess Incentive Compensation would exceed the amount of the compensation to be recovered, making recovery impracticable, (ii) if, based on an opinion from home country counsel as provided to the applicable exchange, recovery would be in violation of a local law applicable to the Company which law was adopted prior to November 28, 2022 or (iii) if the recovery would violate any regulations or laws relating to deferred compensation. In connection with the foregoing, the People and ESG Committee must also make a determination that, as a result of any or all of the foregoing, recovery under this Policy would be impracticable.

6.	NO INDEMNIFICATION

The Company shall not, and shall have no obligation to, indemnify any Covered Officer against the loss of any Incentive Compensation (including any Excess Incentive Compensation).

7.	EFFECTIVENESS OF CLAWBACK POLICY

This Policy becomes effective on December 1st, 2023, and is applicable to Incentive Compensation received after October 2, 2023, and will thereafter remain in effect for an indefinite period of time, provided, however, that this Policy may be suspended or terminated by the Board of Directors at any time.

ACCESSION AGREEMENT TO THE POLICY ON

CLAWBACK OF EXCESS INCENTIVE COMPENSATION

By this private agreement executed in due form of law, [Executive] [identification particulars] (“Executive”), in his/her capacity as [title] of Embraer S.A., a public corporation having its registered office in the City of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 2,170, registered with CNPJ/MF under No. 07,689,002/0001-89 (“Company”), expressly acknowledges his/her knowledge and acceptance of all provisions contained in the Policy on Clawback of Excess Incentive Compensation of the Company, as approved at a meeting of the Board of Directors of the Company held on [•] [•], [•] (“Clawback Policy”), and adopted by the Company to comply with guidelines and recommendations issued by regulators and the capital markets in general.

In view of the foregoing, the Executive agrees to repay to the Company all Excess Incentive Compensation that the Executive may receive, as determined by the Board of Directors of the Company under the Clawback Policy; additionally, the Executive agrees to make all arrangements for such repayment, as directed by the Board of Directors of the Company, in accordance with the terms of the Clawback Policy.

Notwithstanding the foregoing, if based on an opinion from home country counsel (as provided to the applicable exchange), any such repayment or recovery would be in violation of a local law applicable to the Company, which law was adopted prior to November 28, 2022, then no such amount shall be required to be repaid by the Executive under the Clawback Policy.

São José dos Campos, [•] [•], [•]

[Executive]